Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June […], 2019

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Convergence Core Plus Fund (S000027238)

Dear Mr. Gregory:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 20, 2019 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 688 to its registration statement, filed on behalf of its series, Convergence Core Plus Fund (the “Fund”). PEA No. 688 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on April 18, 2019 for the purpose of making revisions to the Fund’s investment strategy in relation to an upcoming change of the Fund’s name to Convergence Long/Short Equity Fund. The Trust is filing this PEA No. [6__] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Prospectus – General Comments

1.	Staff Comment: Please consider adding the former name of the Fund in brackets on the cover.

Response: The Trust responds by making the requested revision.

2.
Staff Comment: In compliance with Rule 313 of Regulation S-T, please update the series and class identifiers for the Trust in EDGAR to reflect the series and class identifiers and ticker symbols for the Fund.

Response: The Trust responds by noting that the series and class identifiers and ticker symbol for the Fund have been added to EDGAR.

Prospectus – Summary Section – Fees and Expenses of the Fund

3.	Staff Comment: Footnote 2 to the Fees and Expenses of the Fund table does not seem to be permitted or required by Item 3 of Form N-1A. Please consider removing Footnote 2.

Response: The Trust responds by respectfully declining to make the requested revision. The Trust believes that footnote 2 to the Fees and Expense of the Fund table provides important information to investors about what the Fund’s total annual operating expenses would be if expenses associated with dividends and interest on short positions were excluded. The Trust further notes that a search of current SEC registration statement filings reflects that an unaffiliated investment company registrant includes a footnote substantially identical to footnote 2 and has retained use of the footnote since at least 2010.

Prospectus – Summary Section – Principal Investment Strategies

4.	Staff Comment: Please consider updating the market capitalization ranges for the upper half of the Russell 3000® Total Return Index as of March 31, 2019.

Response: The Trust responds by making the requested revision.

5.
Staff Comment: The staff notes the Fund includes “High Portfolio Turnover Rate Risk” as a principal risk of the Fund. Please update the Fund’s principal investment strategies to include disclosure regarding the Fund’s frequent trading strategy.

Response: The Trust responds by making the requested revision.

6.	Staff Comment: If the Fund’s shares are sold through an insured depository institution, please include disclosure required by Form N-1A Item 4(b)(1)(iii).

Response: The Trust responds by supplementally confirming that the Fund’s shares are not sold through an insured depository institution.

Prospectus – Summary Section – Performance

7.	Staff Comment: In the paragraph below the bar chart, please provide the Fund’s year-to-date return information as of the quarter ended March 31, 2019, as required by Item 4(b)(2)(ii) of Form N-1A.

Response: The Trust responds by making the requested revision.

8.	Staff Comment: Please update the Average Annual Total Returns table to provide the Fund’s performance returns as of March 31, 2019.

Response: The Trust responds by noting that Item 4(b)(2)(iii) of Form N-1A requires that the Average Annual Total Returns table show the Fund’s returns as of the most recently completed calendar year. Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – General Investment Policies of the Fund – Change in Investment Objective and Strategies

9.
Staff Comment: Please clarify the meaning of the last sentence to explain why the Fund would change its name prior to making policy changes. Please make corresponding changes as applicable throughout the prospectus and SAI.

Response: The Trust responds by revising the disclosure to read as follows:

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“The Fund will not make any changes in its investment policy of investing at least 80% of net assets (plus borrowings for investment purposes) in long and short positions in equity securities of domestic companies without providing shareholders with at least 60 days’ prior written notice of the change in its investment policy and changing the Fund’s name.”

Prospectus – Management of the Fund – The Adviser – Fund Expenses

10.
Staff Comment: Please revise the disclosure to clarify that the Fund may request recoupment of previously waived fees and paid expenses from the Fund for up to three years from the date such fees and expenses were waived or paid.

Response: The Trust responds by making the requested revision.

Prospectus – Financial Highlights

11.	Staff Comment: Please include the name of the Fund’s auditor.

Response: The Trust responds by making the requested revision.

SAI – Investment Policies, Strategies and Associated Risks - Illiquid Securities

12.
Staff Comment: Please consider removing the implementation date (i.e., “On or about June 1, 2019”) of the SEC’s liquidity rule, as the Fund’s registration statement will be effective after the rule becomes effective. Please also consider making this change throughout the SAI, as applicable.

Response: The Trust responds by making the requested revision where applicable in the SAI.

SAI – Investment Restrictions – Non-Fundamental Investment Restriction

13.	Staff Comment: Please consider revising the Fund’s non-fundamental investment restriction using the Fund’s actual 80% policy in place of “investments suggested by the Fund’s name”.

Response: The Trust responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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